SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

RADVISION LTD.
(Name of Registrant)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250, 333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

RADVision Ltd.

6-K Items

1.	RADVision Ltd. Proxy Statement for Annual General Meeting to be held September 24, 2008.

2.	RADVision Ltd. Proxy Card.

ITEM 1

RADVISION LTD.
24 Raul Wallenberg Street
Tel Aviv 69719, Israel

August 20, 2008

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear RADVISION Ltd. Shareholders:

        We cordially invite you to the 2008 Annual General Meeting of Shareholders of RADVISION Ltd. to be held at 10:00 a.m. (Israel time) on Wednesday, September 24, 2008, at our offices at 24 Raul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent accountants for the year ending December 31, 2008, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services;

2.	To approve amendments to our Articles of Association in order to: (i) permit a vacancy in one of the three director classes at any given time, and (ii) increase the permitted number of outside directors who may serve at any time;

3.	Subject to the approval of Item 2, to elect Mr. Yoseph Linde as an outside director for an initial three-year term;

4.	To approve the remuneration to be paid to our outside directors, including Mr. Yoseph Linde;

5.	To approve the extension of the exercise period of any options granted to any of our directors for his/her services in such capacity following the resignation or termination of his/her position as a director from 30 days to 12 months;

6.	To review and discuss our directors’ annual report to shareholders, auditor’s report and consolidated financial statements for the year ended December 31, 2007; and

7.	To transact such other business as may properly come before the annual general meeting or any adjournment thereof.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached proxy statement.

        Shareholders of record at the close of business on August 15th, 2008 are entitled to notice of and to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors

Zohar Zisapel
Chairman of the Board of Directors

RADVISION LTD. 24 Raul Wallenberg Street Tel Aviv 69719, Israel Tel: +972-3-767-9360

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of RADVISION Ltd., or the Company, to be voted at the 2008 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday September 24th, 2008, at the Company’s offices at 24 Raul Wallenberg Street, Tel Aviv, Israel.

        This Proxy Statement, the attached Notice of 2008 Annual General Meeting, and the enclosed proxy card, are being mailed to shareholders on or about August 20th 2008

        Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) approval and ratification of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2008, and to authorize the Board to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; (ii) approval of amendments to the Company’s Articles of Association under which: (1) the Company will be permitted to create a vacancy in one of the three director classes at any given time, and (2) the number of outside directors who may serve at any time will be increased; (iii) subject to the approval of Item (ii), election of Mr. Yoseph Linde as an outside director of the Company for an initial three-year term; (iv) approval of the remuneration to be paid to the Company’s outside directors, including Mr. Yoseph Linde; (v) approval of the extension of the exercise period of any options granted to any of the Company’s director for his/her services in such capacity following the resignation or termination of his/her position as a director of the Company, from 30 days to 12 months. In addition, the directors’ annual report to shareholders, the auditor’s report and consolidated financial statements for the year ended December 31, 2007 will be reviewed and discussed at the Meeting.

        The Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board.

Proxy Procedure

        Only holders of record of the Company’s ordinary shares, par value of NIS 0.1 per share, as of the close of business on August 15th 2008 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominee for outside director and each proposition for which the Board recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum or voting purposes.

        The Company will bear the cost of soliciting proxies from its shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by the Company’s directors, officers and employees. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to the Company’s transfer agent or to the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Company secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of August 15th, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were 20,319,337 outstanding ordinary shares. Each ordinary share entitles the holder to one vote. The presence of at least two shareholders, holding at least one-third (1/3) of the Company’s issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

        The following table sets forth certain information as of June 20th 2008 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our directors, and (iii) all directors and executive officers as a group:

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)

Zohar Zisapel	2,827,236	(3)	13.83%
Yehuda Zisapel	1,341,950	(4)	6.59%
Royce & Associates, LLC	1,856,200	(5)	9.12%
Clough Capital Partners L.P.	1,255,373	(6)	6.17%
TimesSquare Capital Management, LLC	1,184,900	(7)	5.82%
Systematic Financial Management, L.P.	1,172,358	(8)	5.76%
Joseph Atsmon	*		*
Dan Barnea	*		*
Liora Lev	*		*
Andreas Mattes	*		*
Efraim Wachtel	*		*
All directors and executive officers as a group (9
persons)	3,291,963		16.17%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 20,359,515 ordinary shares issued and outstanding (which excludes [408,199] ordinary shares held as treasury stock) as of June 20th, 2008.

(3)	Includes (i) 1,936,461 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 86,250 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011, options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012 and options to purchase 11,250 ordinary shares have an exercise price of $19.59 per share and expire in July 2013; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Includes: (i) 921,258 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 233,479 ordinary shares owned of record by RADbit Inc., an Israeli company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd. Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2008.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2008. The Schedule 13G reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2008.

(8)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2008.

I. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 1 on the Proxy Card)

        The Board first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent public accountants in July 2002 and has reappointed the firm as the Company’s independent public accountants since such time.

        At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accountants for the year ending December 31, 2008, pursuant to the recommendation of the Company’s Audit Committee and Board. As a result of Kost Forer Gabbay & Kasierer’s familiarity with the Company’s operations and reputation in the auditing field, the Company’s Audit Committee and Board believe that the firm has the necessary personnel, professional qualifications and independence to act as the Company’s independent registered public accountants.

        At the Meeting, shareholders will also be asked to authorize the Board to delegate to the Audit Committee the authority to fix the compensation of the Company’s independent auditors in accordance with the volume and nature of their services. With respect to fiscal year 2007, the Company paid Kost Forer Gabbay & Kasierer $340,000 for audit services and $106,000 for tax-related services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of RADVISION Ltd. for the year ending December 31, 2008, be and hereby is ratified and approved; and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

        The Board recommends a vote FOR the foregoing resolution.

II. APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION
(Item 2 on the Proxy Card)

        At the Meeting, shareholders will be asked to approve amendments to the Company’s Articles of Association under which (i) a vacancy in one of the three director classes at any given time will be permitted, and (ii) the number of outside directors who may serve at any time will no longer be limited to two directors.

Amendment Regarding Vacancies in Director Classes

        At the Company’s 2004 annual general meeting, our shareholders approved an amendment to the Company’s Articles of Association under which the Board, other than the outside directors, was re-classified into three classes, Class A, Class B and Class C, each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-outside directors. Under the amended Articles of Association, generally, at each annual meeting of shareholders one class of directors is elected for a term of three-years, such that in any given year one class of directors is up for re-election.

        The Board is currently composed of six directors, including two outside directors appointed in accordance with the Israeli Companies Law (see Item III below regarding outside directors). Mr. Dan Barnea, a Class A director, was appointed to serve as a director until the Company’s 2008 annual general meeting of shareholders. Mr. Andreas Mattes, a Class B director, was appointed to serve as a director until the Company’s 2009 annual general meeting of shareholders. Messrs. Zohar Zisapel and Efraim Wachtel, Class C directors, were appointed to serve as directors until the Company’s 2010 annual general meeting of shareholders.

        Accordingly, the term of office of Mr. Barnea, the Company’s current Class A director, will expire at the Meeting. While Mr. Barnea has informed the Company that he does not intend to seek re-election as a Class A director, the Board does not intend to nominate a successor Class A director for election at the Meeting, since the appointment of an additional outside director (see Item III below) will maintain the size of the Board at its current size (six members), which the Board believes is optimal. In order to permit the Board to not nominate a new Class A director at this time, the Board believes it would be in the Company’s best interest to amend its Articles of Association to permit the creation of a vacancy in one of the three director classes at any given time.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that Article 87(a) of the Company’s Articles of Association is hereby amended to read as follows:

“87.	(a).	Directors (other than External Directors referred to in paragraph (c) of this Article 87) shall be elected at the Annual General Meeting by an Ordinary Resolution. The Directors, other than External Directors, shall be divided into three (3) classes, each consisting of approximately one-third of the non-External Directors, provided, however, that subject to the statutes, one vacancy at any given time in one of the three aforesaid classes shall be permitted. The three classes are to be designated Class A, Class B, and Class C and shall initially consist of one director, one director and two directors, respectively. The term of office of the director in Class A shall expire at the end of the first Annual General Meeting after his or her initial election; the term of office of the director in Class B shall expire at the end of the second Annual General Meeting after his or her initial election; and the term of office of the directors in Class C shall expire at the end of the third Annual General Meeting after their initial election. At each Annual General Meeting after the initial classification of the Board, the class of directors whose term expires at the time of such election shall be elected to hold office until the third succeeding Annual General Meeting. Each director shall hold office until the end of the Annual General Meeting at which his or her term ends, or until his or her office is vacated pursuant to these Articles or the Companies Law, in which event his or her successor may be appointed by the shareholders of the company for a term ending on the scheduled end date for the service of such director. The General Meeting is not entitled to remove from office any director, other than an External Director, prior to the end of the Annual General Meeting at which his or her term ends.”

Amendment Increasing the Permitted Number of Outside Directors

        At present, the Company’s Articles of Association permit the appointment of only two outside directors, within the meaning of the Israeli Companies Law, which is the minimum number of outside directors required by Israeli law. In order to enable the shareholders of the Company the option to appoint a larger number of outside directors, the Board believes that it would be in the Company’s best interest to amend the Articles of Association by adding a provision stating that the number of outside directors of the Company at any time shall be “at least” two.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 87(c) of the Company’s Articles of Association is hereby amended to read as follows:

87.	(c)	To the extent required under the Statutes, as construed by the appropriate courts, the Company shall appoint or arrange the election of at least two (2) persons as Public or, as required as aforesaid, Outside Directors. The appointment or election and removal of such Directors shall be made in accordance with the Statutes. The provisions of Article 87(a) and (b) shall not apply to a Director who is a Public Director.

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

        The Board recommends a vote FOR the foregoing resolutions.

III. ELECTION OF OUTSIDE DIRECTOR
(Item 3 on the Proxy Card)

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. The Company currently has two outside directors, and subject to shareholder approval of Item II, believes it would be in the Company’s best interest to appoint a third person to serve as an outside director.

        No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder (excluding service as an outside director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of a company’s board of directors are of the same gender, then at least one outside director must be of the other gender.

        A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law. At least one outside director must have “accounting and financial expertise.” However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as the Company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualifications.”

        Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (see Item V).

        Outside directors are elected by the shareholders. In general. outside directors serve for an initial three-year term, which may be renewed for an additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as the Company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

    Mr. Joseph Atsmon was elected to serve as an outside director of the Company at the Company’s 2003 annual general meeting of shareholders for an initial three-year term and was elected in June 2006 to serve as an outside director for an additional three-year term. Ms. Liora Lev was elected to serve as an outside director for an initial three year term in June 2006.

        At the Meeting, subject to shareholder approval of Item II, shareholders will be asked to elect Mr. Yoseph Linde as a third outside director of the Company for an initial three-year term, effective upon the date of the Meeting. The Board has determined that Mr. Yoseph Linde qualifies as an outside director within the meaning of the Israeli Companies Law, after receiving from him a declaration confirming his qualifications under the Israeli Companies Law to be elected as an outside director.

        Set forth below is a brief biography of Mr. Linde, based upon the records of the Company and information furnished to it by him. If elected, Mr. Linde will receive compensation as described in Item V below (if approved). In addition, Mr. Linde will be provided with an indemnification agreement, in the form approved by the shareholders at the Company’s 2007 annual general meeting of shareholders.

Dr. Yoseph L. Linde currently serves as general partner of Jerusalem Global Ventures, a venture capital fund specializing in early investments in start-up companies providing products for the internet infrastructure. From 1993 until 1999, Dr. Linde was the founder and chairman of LANart Corporation, a company acquired by Communications Systems Inc. in 1999. From 1983 until 1993, Dr. Linde was the founder and chairman of Chipcom Corporation, a public company acquired by 3Com in 1995. From 1982 until 1983, Dr. Linde held the position of Professor at the School of Engineering of Boston University. Dr. Linde holds a B.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology, a M.Sc. degree in electrical engineering from Tel-Aviv University, and a Ph.D in electrical engineering from Stanford University.

        The Company is not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Item 2, that Yoseph Linde be elected to serve as an outside director of the Company in accordance with the Israeli Companies Law, effective immediately, for an initial term of three years.”

        The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in the company. As of the date hereof, the Company does not have any controlling shareholders within the meaning of the Israeli Companies Law.

        The Board of Directors recommends a vote FOR the foregoing resolution.

IV. APPROVAL OF REMUNERATION TO BE PAID TO OUTSIDE DIRECTORS
(Item 4 on the Proxy Card)

        The remuneration of outside directors of an Israeli company is regulated by the Israeli Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended. Under the Israeli Companies Law and pursuant to a recent amendment to the Regulations, a company is generally required to pay its outside directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board committee meetings) in the manner set forth in the Regulations. Provided that the requirements for payment of the minimum annual and per meeting attendance fees are met, a company may elect to also compensate its outside directors in the form of a grant of securities. Such grant of securities must be made under a compensation plan that includes all of the company’s office holders and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Regulations, provided that the company has at least two “other directors,” which the Company does. The term “other director” generally refers to a director who is not an outside director, a controlling shareholder, an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company, or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes except for purposes of determining the proportionate compensation offered to the outside directors in the form of securities). The securities awarded to the outside directors may not be less than the securities awarded to any “other director” nor may the award exceed the average securities awarded to all of the “other directors,” and shall be paid at the same time that compensation is awarded to the “other directors.” A company is also required to reimburse an outside director for certain expenses set forth in the Regulations.

        A nominee for outside director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation, except that expert outside directors may receive higher compensation than non-experts. However, at the time a new outside director is appointed, a company may decide that at the end of the term of a serving outside director, the new outside director will receive compensation that is less than the serving outside director. In addition, at the time a new outside director is appointed, a company may modify the compensation of a serving outside director provided such change is beneficial to such outside director.

        Subject to the election of Mr. Yoseph Linde as an outside director for an initial three-year term (see Item III) and shareholder approval of this Item IV, the Company’s Audit Committee and Board have approved to pay to him, effective as of his election as an outside director and for the duration of his service in such capacity, compensation in the form of the minimum amount applicable to companies of the Company’s size as set forth in the Regulations from time to time, which is currently an annual fee of NIS 45,000 (currently equivalent to approximately $13,600) and a per meeting attendance fee of NIS 1,590 (currently equivalent to approximately $485). Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

        In addition, subject to the election of Mr. Yoseph Linde an outside director for an initial three-year term (see Item III) and shareholder approval of this Item IV, the Company’s Audit Committee and Board have approved to pay to him, effective as of his appointment as an outside director and for the duration of his service in such capacity, compensation in the form of a grant of options to purchase 30,000 ordinary shares of the Company. In accordance with the terms of grant, the options are exercisable at a purchase price equal to the closing price of the Company’s ordinary shares on the NASDAQ Global Market on the last trading date prior to the date of the Meeting (the effective date of Mr. Yoseph Linde’s appointment as an outside director). The options will vest on a quarterly basis over a period of three years, in 12 equal increments, commencing on the date of the Meeting, and are exercisable within 30 days of Mr. Linde’s resignation or the termination of his position as a director of the Company (or within 12 months after such resignation or termination, if item V below is approved).

        In addition to approving the compensation to be paid to Mr. Linde, described above, the Company is seeking shareholder approval to modify the compensation provided to its current outside directors, Mr. Joseph Atsmon and Ms. Liora Lev, and to replace it with the same cash and stock option compensation offered to Mr. Linde.

        At a meeting of the Company’s shareholders held on June 8, 2003, at which our outside director Mr. Joseph Atsmon was elected to serve in such capacity for an initial three year term, the shareholders approved the payment to Mr. Atsmon of a service fee equal to the highest applicable annual remuneration and per meeting attendance fee as provided by Israeli law from time to time. The following year, the Company’s shareholders approved the grant to Mr. Atsmon of options to purchase 50,000 ordinary shares of the Company. In 2006, at the meeting approving his election as an outside director for a second three-year term, the Company’s shareholders approved the grant to Mr. Atsmon of options to purchase an additional 37,500 ordinary shares of the Company. At the same meeting in 2006, the shareholders elected Ms. Lev as the Company’s second outside director for an initial term of three years and resolved to grant her options to purchase 30,000 ordinary shares of the Company.

        As described above, according to the Regulations, the terms of compensation of an outside director may not be modified during the three year term other than to conform to the terms of a newly appointed outside director, provided that such modification is beneficial to the serving outside director. Furthermore, all of the outside directors must receive the same remuneration. Since the grants of options to Mr. Atsmon and Ms. Lev described in the preceding paragraph did not comply with such regulations, the Audit Committee and Board propose to replace their existing compensation with the same compensation being offered to the new nominee for outside director, including an annual fee and per meeting attendance fee and the grant of options to purchase 30,000 of the Company’s ordinary shares, as described above, except that the options’ three-year vesting schedule will commence on May 14, 2006 (the date of their election to their current terms). Each of Mr. Atsmon and Ms. Lev has accepted the Company’s proposal. Since the exercise price of the options to be granted to each of Mr. Atsmon and Ms. Lev is expected to be significantly lower than the exercise price of their current options, the Company believes that the modification of their compensation terms will be beneficial to each of them

        Under the Israeli Companies Law, the payment of compensation to an outside director must be approved by the audit committee, board of directors and shareholders, in that order.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to and effective as of the appointment of Mr. Yoseph Linde as an outside director, to pay to each of the Company’s outside directors compensation in the form of the minimum annual fee and per meeting attendance fee applicable to the Company set forth from time to time in the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, and a grant of options to purchase 30,000 ordinary shares. The terms of such option grant, including the exercise price and vesting terms, shall be as described in the proxy statement for the Company’s 2008 Annual Meeting of Shareholders. With respect to Mr. Yoseph Atsmon and Ms. Liora Lev, (i) such compensation shall be in lieu of any compensation previously approved relating to their service as outside directors for their current three-year terms that commenced on May 14, 2006; it being clarified that any shareholder approval for such previous compensation is hereby cancelled and revoked; and (ii) the effective date of the cash compensation and the commencement date of the options’ three-year vesting schedule will be May 14, 2006.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon is required for the approval of the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

V. EXTENSION OF EXERCISE PERIOD OF OPTIONS GRANTED TO DIRECTORS
(Item 5 on the Proxy Card)

At present, the Company’s directors may exercise options granted to them by the Company for a period of up to 30 days after their termination or resignation from office. In order to enable the Company to attract and retain qualified individuals to serve as Board members, and in order to enable the Company’s directors to properly realize the benefits of the options granted to them by the Company, it is proposed to modify the terms of options granted to our Board members such that the exercise period of such options, including previously granted options, be extended from 30 days to 12 months after their termination or resignation from office.

Under Israeli law, the compensation of directors, including changes in terms thereof, is required to be approved by the Audit Committee, Board of Directors and shareholders, in that order. On April 30, 2008, the Audit Committee and Board of Directors approved these compensation terms, subject to shareholder approval.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the exercise period of options granted to the Company’s directors, including previously granted options, be extended from 30 days to 12 months after each director’s respective resignation or termination from office”.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon is required for the approval of the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

VI. REVIEW AND DISCUSSION OF DIRECTORS’ ANNUAL REPORT TO
SHAREHOLDERS, AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007

        At the Meeting, the director’s report to shareholders, auditor’s report and the audited consolidated financial statements for the year ended December 31, 2007 will be presented. A discussion with respect to the financial statements will be held at the Meeting. This Item will not involve a vote of the shareholders.

        The Company’s annual report on Form 20-F for the year ended December 31, 2007, including the auditor’s report and consolidated financial statements for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on June 24, 2008, is available on the Company’s website at www.radvision.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders of the Company may receive a full hard copy of the Company’s annual report on Form 20-F for the year ended December 31, 2007, free of charge, upon request. None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of the Company’s website form part of the proxy solicitation material.

VII. OTHER MATTERS

        The Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board

ITEM 2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADVISION LTD.

September 24, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

3.	Subject to the approval of Item 2, to elect Mr. Yoseph Linde as an outside director for an initial three-year term.
NOMINEE:
☐	FOR THE NOMINEE	Mr. Yoseph Linde

☐	WITHHOLD AUTHORITY FOR THE NOMINEE

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
1.

To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent accountants for the year ending December 31, 2008, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.

		☐	☐	☐

2.

To approve amendments to the Company’s Articles of Association in order to: (i) permit a vacancy in one of the three director classes at any given time, and (ii) increase the permitted number of outside directors who may serve at any time.

		☐	☐	☐

4.	To approve the remuneration to be paid to our outside directors, including Mr. Yoseph Linde.	☐	☐	☐

5.

To approve the extension of the exercise period of any options granted to any of our directors for his/her services in such capacity following the resignation or termination of his/her position as a director from 30 days to 12 months.

		☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned hereby appoint(s) Israel (Rael) Kolevsohn and Adi Sfadia, or either of them, as attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share of RADVISION Ltd., or the Company, which the undersigned would be entitled to vote as full as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday September 24, 2008 at 10:00 (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote the said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 5 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEE FOR OUTSIDE DIRECTOR NAMED IN ITEM 3. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on reverse side.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADVISION LTD. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn Corporate Vice President and General Counsel

Date: August 21, 2008